December 21, 2018

William F. Oplinger
Executive Vice President and Chief Financial Officer
Alcoa Corp
201 Isabella Street, Suite 500
Pittsburgh, PA 15212

       Re: Alcoa Corp
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 1-37816

Dear Mr. Oplinger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining